Capitalisation and Indebtedness
Exhibit 99.1

The following table sets out the Barclays Bank Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 31 December 2022.

2022
As at 31 December	(000)
Share Capital of Barclays Bank PLC
Ordinary shares - issued and fully paid shared of £1 each	2,342,559
Preference shares - issued and fully paid shares of U.S.$100 each	58
Preference shares - issued and fully paid shares of €100 each	32

£m
Group equity
Called up share capital and share premium	2,348
Other equity instruments	10,691
Other reserves	(1,464)
Retained earnings	47,378
Total equity	58,953
Group indebtedness
Subordinated liabilities	38,253
Debt securities in issue	60,012
Total indebtedness	98,265
Total capitalisation and indebtedness	157,218
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	16,583
Performance guarantees, acceptances and endorsements	8,100
Total contingent liabilities	24,683
Documentary credits and other short-term trade related transactions	1,748
Standby facilities, credit lines and other commitments	327,370
Total commitments	329,118
Barclays Bank PLC 2022 Annual Report on Form 20-F 1